

Mail Stop 3561

March 23, 2016

Mr. Inderpreet Singh Wadhwa
Chief Executive Officer
Azure Power Global Limited
8 Local Shopping Complex
Pushp Vihar, New Delhi 110062, India

Re: **Azure Power Global Limited**
Amendment No. 1 to Registration Statement on Form F-1
Filed March 1, 2016
File No. 333-208584

Dear Wadhwa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics

1. Because your definition of the estimated annual energy output under your PPAs is integral to your determination of both your nominal contracted payments and portfolio run-rate disclosure, please enhance your disclosure to elaborate upon your calculations, including a detailed explanation of any assumptions you have made. In doing so, please elaborate upon how you have arrived at the current and budgeted plant load factors and to what extent you are using the plant load percentage you disclose on page 69. Please also explain how you assess the technology used for the project and how it impacts your annual estimated decrease in rated capability of the solar panels.

Financial Statements

Note 1(b) Formation and initial public offering ('IPO'), page F-9

2. Please address the following comments related to your July 2015 reorganization:

- We note your disclosure that you believe the reorganization transactions "replicated the founders and the non-founder investor's interests in AZI in APGL on a substantially cash neutral basis and without any gain/loss by one party at the expense of another party." Please explain this statement to us in reasonable detail. In doing so, specify the consideration received and relinquished by the founders.

- We note that you have prepared your consolidated financial statements as though you had been combined with AZI since the earliest period using the "pooling of interests method." Since the pooling of interests method of accounting is no longer allowed under GAAP, tell us and revise your disclosures to clarify why you recorded the combined assets and liabilities at their historical carrying values. For example, specify if the transaction qualified as a reorganization of entities under common control.

- Please provide us with the shareholder composition of AZI and APGL immediately before and after the reorganization. Please provide such disclosure on an "unconverted" and "as converted" basis and specifically identify the individual owners and their applicable ownership percentages. Also explain how related voting rights are held by the parties.

- Since you do not wholly-own AZI, please clarify why no value has been attributed to the non-controlling interest still held by the AZI founders. Address such treatment as it pertains to the pre- and post-reorganization financial statements.

- Explain to us your accounting treatment for the indefinite option to require the founders to sell their shareholding in AZI to you at the minimum applicable price as per Indian law. Please explain to us what the minimum applicable price under Indian law represents and how it is determined. Please tell us whether the founders received any compensation in exchange for this option.

- We note your disclosure that the non-founder investors and founders have agreed in principle to extend the lock in period until the completion of your IPO. Please disclose whether or not this agreement in principle has been formalized.

Note 1(z) Non-controlling interest, page F-58

3. Please tell us in detail how you determined the accounting treatment for your redeemable non-controlling interest. In doing so, provide us with your assessment of whether the put right is a freestanding or an embedded instrument and, if embedded, provide us with your

assessment of whether or not the put right meets the definition of a derivative requiring bifurcation.

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

Cc: Thomas Ivey, Esq.
       Sandeep Chopra